Management's Discussion and Analysis
For the Three and Six Months Ended June 30, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management's discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or “the Company” or “we” or “our”). This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the Company's condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2018, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A includes information available to, and is dated, July 31, 2018. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production, cash operating costs and all-in sustaining costs estimates for 2018, on a consolidated basis and for each of Wassa and Prestea; the sources of gold production at Wassa during 2018 and the timing thereof; the sources of gold production at Prestea during 2018 and the timing thereof; the commencement and completion in 2018 of the Preliminary Economic Assessment on the Inferred Mineral Resources of Wassa Underground; the expansion of Wassa Underground's Inferred Resources due to step out drilling and the timing of the results of such drilling; the timing for the release of the drilling results at Prestea Underground and South Gap; the weighting of gold production towards the second half of 2018; planned exploration and drilling at Wassa and Prestea; the mining rate and grade from Wassa and the timing for further delineating the B Shoot and F Shoot down plunge extensions at Wassa Underground; capital expenditures, including sustaining capital and development capital, for 2018, on a consolidated basis and for each of Wassa and Prestea; the nature of development capital expenditures at both Wassa and Prestea during 2018; the feed of stockpiled lower grade ore from Wassa Main Pit to the processing plant during 2018; the timing for completion of mining from the Prestea Open Pits during 2018 and the processing of stockpiled ore therefrom; the improved performance of Prestea Underground due to strengthened mine sequence and adjusted mining operations; the anticipated ramp up of gold production at Prestea Underground during 2018; severance charges in 2018; the Company’s debt repayment obligations for 2018; rehabilitation obligations of the Company and provisions thereof, as well as the expected undiscounted cash flows for rehabilitation provisions; the sufficiency of cash available to support the Company’s operations and mandatory expenditures for the next twelve months; the sufficiency of the Company’s existing cash balance; working capital, debt repayments and requirements for additional capital; the completion of the La Mancha private placement and the timing thereof and the the use of the proceeds of the La Mancha private placement.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2017. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties of the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2017 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; and (ii) Prestea Underground - “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold producer that holds a 90% interest in the Wassa and Prestea gold mining complexes in Ghana. The Wassa Complex ("Wassa") comprises the Wassa Main Pit and the Wassa Underground Mine ("Wassa Underground"). Wassa transformed into an underground-only operation in late January 2018. The Prestea Complex ("Prestea") comprises the Prestea Open Pits and the Prestea Underground Mine ("Prestea Underground"). Wassa Underground achieved commercial production on January 1, 2017 and Prestea Underground achieved commercial production on February 1, 2018. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
OPERATING SUMMARY		2018	2017	2018	2017
Wassa gold sold	oz	38,249	31,985	74,102	63,516
Prestea gold sold	oz	22,310	31,619	44,817	58,232
Total gold sold	oz	60,559	63,604	118,919	121,748
Wassa gold produced	oz	38,532	32,161	74,038	63,509
Prestea gold produced	oz	22,677	32,014	44,787	58,460
Total gold produced	oz	61,209	64,175	118,825	121,969
Average realized gold price[1]	$/oz	1,273	1,222	1,266	1,201

Cost of sales per ounce - Consolidated[2]	$/oz	1,106	1,012	1,153	1,020
Cost of sales per ounce - Wassa[2]	$/oz	944	1,235	971	1,226
Cost of sales per ounce - Prestea[2]	$/oz	1,383	785	1,468	795
Cash operating cost per ounce - Consolidated[2]	$/oz	809	785	857	791
Cash operating cost per ounce - Wassa[2]	$/oz	610	980	645	961
Cash operating cost per ounce - Prestea[2]	$/oz	1,149	585	1,224	605
All-in sustaining cost per ounce - Consolidated[2]	$/oz	1,104	960	1,117	968
1 Average realized gold price per ounce excludes pre-commercial production ounces sold at Prestea Underground in 2018 and 2017.
2 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.

		Three Months Ended June 30,		Six Months Ended June 30,
FINANCIAL SUMMARY		2018	2017	2018	2017
Gold revenues	$'000	77,121	77,335	147,940	145,880
Cost of sales excluding depreciation and amortization	$'000	57,717	55,173	117,291	106,579
Depreciation and amortization	$'000	9,235	8,893	17,456	17,332
Mine operating margin	$'000	10,169	13,269	13,193	21,969
General and administrative expense	$'000	6,909	1,953	8,018	9,945
Loss/(gain) on fair value of financial instruments, net	$'000	1,301	(4,907)	(4,141)	(7,405)
Net (loss)/income attributable to Golden Star shareholders	$'000	(6,642)	13,883	(5,627)	14,053
Adjusted net income attributable to Golden Star shareholders[1]	$'000	2,408	7,703	285	11,114
(Loss)/income per share attributable to Golden Star shareholders - basic	$/share	(0.02)	0.04	(0.01)	0.04
(Loss)/income per share attributable to Golden Star shareholders - diluted	$/share	(0.02)	0.02	(0.01)	0.03
Adjusted income per share attributable to Golden Star shareholders - basic[1]	$/share	0.01	0.02	0.00	0.03
Cash provided by operations	$'000	10,321	11,082	6,350	20,520
Cash provided by operations before working capital changes[2]	$'000	10,276	14,198	11,086	31,923
Cash provided by operations per share - basic	$/share	0.03	0.03	0.02	0.06
Cash provided by operations before working capital changes per share - basic[2]	$/share	0.03	0.04	0.03	0.09
Capital expenditures	$'000	10,186	18,307	21,768	35,010
1 See "Non-GAAP Financial Measures" section for a reconciliation of adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders to net (loss)/income attributable to Golden Star shareholders.
2 See "Non-GAAP Financial Measures" section for an explanation of the calculation of cash provided by operations before working capital changes and cash provided by operations before working capital changes per share - basic.

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Gold revenue totaled $77.1 million in the second quarter of 2018, compared to $77.3 million in the same period in 2017. Gold revenue for the second quarter of 2018 was consistent with the same period in 2017, as an increase in revenue generated by Wassa was offset by a decrease in revenue from Prestea. Compared with the same period in 2017, gold revenue from Wassa increased by 25% during the second quarter of 2018 as a result of an increase in gold sold from the Wassa Underground Mine. This increase was offset by a 26% decrease in gold revenue generated by Prestea, resulting from the planned decrease in production from the Prestea Open Pits and the slower than expected ramp up at the Prestea Underground Mine. During the second quarter of 2018, gold revenue from the Prestea Open Pits accounted for 44% of total gold revenue of Prestea compared to 100% in the same period in 2017. The consolidated average realized gold price was $1,273 per ounce in the second quarter of 2018, compared to $1,222 per ounce for the same period in 2017. For the six months ended June 30, 2018, gold revenue was $147.9 million, a 1% increase compared to $145.9 million in the same period in 2017 due mainly to a 5% increase in average realized gold price and an increase in deferred revenue recognized.

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Gold sales of 60,559 ounces in the second quarter of 2018, compared to 63,604 ounces sold in the same period in 2017. Gold sales from Wassa of 38,249 ounces in the second quarter of 2018 were 20% higher than the same period in 2017. This increase was primarily a result of improved grade and ore tonnes mined from the Wassa Underground Mine, which sold 35,519 ounces of gold compared to 13,288 ounces for the same period in 2017. Mining at Wassa Main Pit was suspended in January 2018 as the Wassa Complex transformed into an underground-only mining operation. Prestea gold sales of 22,310 ounces in the second quarter of 2018 were 29% lower than the same period in 2017 due primarily to the planned decrease in production from the Prestea Open Pits and the slower than expected ramp up at the Prestea Underground Mine. The Prestea Underground Mine declared commercial production on February 1, 2018 and although the ramp up has been slower than expected, production has improved 67% since the first quarter of 2018. For the six months ended June 30, 2018, gold sales of 118,919 ounces were 2% lower than the 121,748 ounces sold in the same period in 2017 due primarily to the slower than expected ramp up at the Prestea Underground Mine.

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Cost of sales excluding depreciation and amortization in the second quarter of 2018 totaled $57.7 million compared to $55.2 million in the same period in 2017. Cost of sales excluding depreciation and amortization in the second quarter of 2018 increased 5% compared to the same period in 2017 due mainly to an increase in operating costs at Prestea resulting from an increased drawdown of ore stockpiles, partially offset by a decrease in mine operating expenses at Wassa resulting from

Wassa fully transitioning into an underground-only mine. Consolidated mine operating expenses decreased 8% in the second quarter of 2018 compared to the same period in 2017. For the six months ended June 30, 2018, cost of sales excluding depreciation and amortization was $117.3 million, a 10% increase compared to $106.6 million in the same period in 2017. The increase was largely due to a 46% increase in cost of sales excluding depreciation and amortization at Prestea primarily related to the continued drawdown of ore stockpiles and an increase in mine operating expenses related to Prestea Underground costs no longer being capitalized as commercial production was achieved on February 1, 2018. This increase was offset partially by a 10% decrease at Wassa resulting from a decrease in mine operating expenses as Wassa transitioned into an underground-only mine at the end of January 2018.

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Consolidated cost of sales per ounce was $1,106 in the second quarter of 2018, 9% higher than $1,012 in the same period in 2017. Consolidated cash operating cost per ounce was $809 in the second quarter of 2018, 3% higher than $785 in the same period in 2017. Wassa achieved a 38% improvement in cash operating cost per ounce in the second quarter of 2018 due mainly to higher gold sales from the Wassa Underground Mine and a reduction in mine operating expenses as Wassa was fully transitioned into an underground-only mine at the beginning of the quarter. The lower cash operating cost per ounce at Wassa was offset by a 96% increase in cash operating cost per ounce at Prestea resulting primarily from an increase in operating costs from metals inventory and mine operating expenses and a decrease in ounces sold in the second quarter of 2018 compared to the same period in 2017. For the six months ended June 30, 2018, consolidated cash operating cost per ounce increased 8% to $857 from $791 in the same period 2017 due mainly to an increase in operating costs from metals inventory and mine operating expenses and a decrease in gold sold at Prestea, offset partially by a decrease in mine operating expenses and an increase in gold sold at Wassa.

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Depreciation and amortization expense totaled $9.2 million in the second quarter of 2018 compared to $8.9 million in the same period in 2017. The increase in depreciation and amortization expense in the second quarter of 2018 was due to an increase in depreciation at Wassa resulting mainly from an increase in gold production and mining interests, offset partially by a decrease in depreciation at Prestea resulting mainly from a decrease in gold production. For the six months ended June 30, 2018 depreciation was consistent with the same period in 2017.

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General and administrative expense totaled $6.9 million in the second quarter of 2018, compared to $2.0 million in the same period in 2017. The increase in general and administrative expense for the second quarter of 2018 was due primarily to a $4.5 million increase in share-based compensation expense resulting from an increase in the Company's share price during the quarter as compared to a decrease in the share price during the same period in 2017. For the six months ended June 30, 2018, general and administrative expense totaled $8.0 million compared to $9.9 million in the same period of 2017. The decrease relates primarily to a decrease in share-based compensation expense resulting from a decrease in the Company's share price during the six months ended June 30, 2018.

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Finance expense totaled $5.4 million in the second quarter of 2018, compared to $2.4 million in the same period in 2017. The increase in finance expense for the second quarter of 2018 was due primarily to a $1.3 million decrease in capitalized interest, as Prestea Underground achieved commercial production on February 1, 2018. In addition, there was a $1.2 million increase in non-cash interest on the financing component of deferred revenue and a $0.5 million increase in interest accretion and loan fee amortization. For the three months ended June 30, 2018 a total of $1.1 million in interest payments was made, compared to $0.9 million in the same period in 2017.

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The Company recorded a loss of $1.3 million on fair value of financial instruments in the second quarter of 2018 compared to a $4.9 million gain in the same period in 2017. The $1.3 million fair value loss in the second quarter of 2018 relates to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures. The $4.9 million fair value gain recognized in the second quarter of 2017 was comprised of a $4.0 million non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures, a $1.0 million non-cash revaluation gain on the warrants offset by a $0.1 million non-cash revaluation loss on the 5% Convertible Debentures. For the six months ended June 30, 2018 and 2017, the Company recorded a $4.1 million and $7.4 million gain on fair value of financial instruments, respectively. The valuation techniques used for these financial instruments are disclosed in the "Financial Instruments" section of this MD&A.

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Net loss attributable to Golden Star shareholders for the second quarter of 2018 totaled $6.6 million or $0.02 loss per share (basic), compared to a net income of $13.9 million or $0.04 income per share (basic) in the same period in 2017. For the six months ended June 30, 2018, net loss attributable to Golden Star shareholders totaled $5.6 million or $0.01 loss per share (basic), compared to a net income of $14.1 million or $0.04 income per share (basic) in the same period in 2017. The net loss and loss per share (basic) attributable to Golden Star shareholders in the second quarter of 2018 compared to the net income and income per share (basic) in the same period of 2017 was mainly due to a decrease of $6.2 million in the gain on fair value of financial instruments, a $5.0 million increase in general and administrative expenses, a $3.8 million increase in deferred income tax expense, a $3.1 million decrease in mine operating margin and a $3.0 million increase in finance expense. The net loss and loss per share (basic) attributable to Golden Star shareholders for the six months ended June 30, 2018 compared to the net income and income per share (basic) in the same period in 2017 was mainly due to a decrease of

$8.8 million in mine operating margin, $6.7 million increase in deferred income tax expense, $5.0 million increase in finance expense, and $3.3 million decrease in the gain on fair value of financial instruments.

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Adjusted net income attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $2.4 million in the second quarter of 2018, compared to adjusted net income attributable to Golden Star shareholders of $7.7 million for the same period in 2017. The decrease in adjusted net income attributable to Golden Star shareholders for the second quarter of 2018 as compared to the same period in 2017 was primarily due to a lower consolidated mine operating margin and higher net finance, general and administrative and exploration expenses. For the six months ended June 30, 2018, the adjusted net income attributable to Golden Star shareholders was $0.3 million compared to $11.1 million for the same period in 2017. The decrease in adjusted net income attributable to Golden Star shareholders was mainly due to a decrease in consolidated mine operating margin related to Prestea and an increase in net finance expenses.

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Cash provided by operations before working capital changes was $10.3 million for the second quarter of 2018, compared to $14.2 million in the same period in 2017. The decrease in cash provided by operations before working capital changes was due primarily to a decrease in consolidated mine operating margin and increase in exploration, reclamation and interest payments. For the six months ended June 30, 2018, cash provided by operations before working capital changes was $11.1 million compared to $31.9 million in the same period in 2017. The decrease was primarily due to a decrease in mine operating margin related to Prestea and a $10.0 million decrease in advance payments from RGLD AG ("RGLD"), as the full $145.0 million in advance payments under the gold purchase and sale agreement (the "Streaming Agreement") were received by the end of January 2017.

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Capital expenditures for the second quarter of 2018 totaled $10.2 million compared to $18.3 million in the same period in 2017. Capital expenditures at Wassa during the second quarter of 2018 comprised 77% of total capital expenditures and totaled $7.9 million, which included $3.2 million on Wassa Underground capitalized development, $1.9 million on Wassa Underground heavy equipment and replacement components, $1.2 million on exploration drilling, $1.1 million on mobile equipment and $0.5 million on other equipment. Capital expenditures at Prestea during the second quarter of 2018 comprised 23% of total capital expenditures and totaled $2.3 million, which included $1.0 million on development of the Prestea Underground Mine, $0.7 million on exploration drilling, $0.3 million relating to the Prestea South pit and $0.3 million on other equipment.

OUTLOOK FOR 2018
Production and cost guidance
The Company expects to meet consolidated production guidance and expects to be at the top end of consolidated cash operating and all-in sustaining cost guidance for 2018. The Company will be reviewing its capital spending in light of the private placement from La Mancha (see "Private Placement" below).
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices were $1,251 per ounce at the end of the second quarter of 2018, down from $1,324 per ounce at the end of the first quarter of 2018. The Company realized an average gold price of $1,273 per ounce for gold sales during the second quarter of 2018, compared to an average realized gold price of $1,222 per ounce for the same period in 2017. The spot gold price on July 31, 2018 was $1,221 per ounce.
Revenue from spot sales during the second quarter of 2018 resulted in an average realized price of $1,307 per ounce whereas revenue recognized from the Streaming Agreement with RGLD resulted in an average realized price of $951 per ounce.

	Three Months Ended June 30, 2018
	$'000	Ounces	Realized price per ounce
Revenue - Stream arrangement
Cash proceeds	$1,502
Deferred revenue recognized	3,959
	$5,461	5,744	$951
Revenue - Spot sales	71,660	54,815	1,307
Total revenue	$77,121	60,559	$1,273
Private Placement
On August 1, 2018 the Company announced that, subject to shareholder approval, La Mancha Holding S.à r.l. ("La Mancha"), a Luxembourg-based private gold investment company, agreed to invest approximately $125.7 million cash into Golden Star through a private placement. La Mancha will receive 163,210,500 Golden Star common shares, representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment. Following completion of the transaction, La Mancha will be able to nominate up to three representatives to the Board of Golden Star.
La Mancha will have customary anti-dilution and demand registration rights and will be subject to a two year equity lock-up, as well as to certain customary standstill provisions.
Proceeds of the transaction are expected to be used for the following:

•	To accelerate underground development and production at the Wassa Underground Gold Mine and the Prestea Underground Gold Mine

•	To accelerate exploration and Mineral Reserve definition drilling at Wassa Underground, Prestea Underground and the Father Brown satellite deposit

•	To fast track the necessary studies and development of the southern portion of the Wassa Underground deposit

•	Potential future acquisitions and general corporate purposes
Share Consolidation
In connection with the private placement noted above, Golden Star intends to consolidate its issued and outstanding common shares on a 5:1 ratio (the "Consolidation") which will be submitted for approval to the Company's shareholders.

Ecobank IV Loan and Royal Gold Loan Repayment
On June 28, 2018, Golden Star (Wassa) Limited ("GWSL"), a subsidiary of Golden Star, closed a $20.0 million secured loan facility (the "Facility") with Ecobank Ghana Limited. The Company used the Facility to repay in full its existing $20.0 million medium term loan facility with Royal Gold, Inc. that would have been due in full on May 5, 2019 and was subject to a cash flow sweep. There are no prepayment penalties associated with the Facility. The Facility is repayable within 60 months of initial drawdown. Interest on amounts drawn under the Facility is payable monthly in arrears at an interest rate equal to three month LIBOR plus a spread of 7.5% per annum.
Commercial production achieved at Prestea Underground
On February 1, 2018, commercial production was achieved at the Company's Prestea Underground Mine in Ghana. The West Reef ore body of Prestea Underground has Proven and Probable Mineral Reserves of 1.2 million tonnes at 12.35 grams per tonne ("g/t") of gold ("Au") for 463,000 ounces. Exploration drilling is underway at the mine with the objective of increasing the annual production rate and extending the mine life. Gold production is anticipated to ramp up during 2018.
Ecobank III Loan Drawdown
On January 24, 2018, the remaining $15.0 million available under the facility was drawn. The balance of the Ecobank III loan subsequent to the drawdown was $25.0 million with the full amount available under the facility now drawn. During the six months ended June 30, 2018, the Company made principal payments totaling $1.8 million resulting in a remaining principal balance of $23.1 million ($22.7 million net of transaction fees).
Exploration Update
The objective of the exploration strategy is to investigate the potential to increase Golden Star's high grade, low cost production profile and to extend the life of mine of the Wassa and Prestea complexes.
The primary focus of the 2018 exploration strategy is to gain a better understanding of the scale of the Wassa Underground Mine deposit at depth (B Shoot South and F Shoot South). The secondary focus is to continue mineral resource expansion drilling at the Prestea Underground Mine and to investigate five new underground targets. The first phase of the exploration strategy comprises approximately 46,000 metres of drilling at a cost of approximately $6.6 million, including approximately $2.4 million allocated to Wassa Underground, with further drilling to be conducted subject to the results received. In line with the strategy, drilling commenced in the first quarter of 2018 at Wassa Underground, Prestea Underground and South Gap and continued during the second quarter of 2018, with $1.2 million, $0.4 million and $0.3 million spent in each area respectively.
Updated Wassa Underground Inferred Mineral Resource Estimate
On April 12, 2018, the Company released and updated Inferred Mineral Resource estimate for Wassa Underground. The updated estimate delivered a 147% increase in Wassa Underground's Inferred Mineral Resources to 5.2 million ounces of gold (44.9 million tonnes at 3.57 g/t Au), in the B Shoot South and F Shoot South areas. The grade of the Inferred Mineral Resources also increased by 9% to 3.6 g/t Au compared to 3.3 g/t Au in the December 31, 2017 estimate.
Further drilling of the Wassa South extensions is underway and the Company expects that Wassa Underground's Inferred Mineral Resources will continue to grow with further step out drilling towards the south. A total of 5,500 meters of drilling was conducted during the second quarter of 2018. Golden Star expects to release the results of this drilling towards the end of the third quarter of 2018.
Golden Star has commenced work on a Preliminary Economic Assessment ("PEA") on the Inferred Mineral Resources of the Wassa Underground deposit. The objective of the PEA is to demonstrate the viability of the Inferred Mineral Resources, potentially including a new access shaft and new ventilation infrastructure. As Golden Star has significant under-utilized capacity in the Wassa processing plant, this additional material could be processed without the need for Golden Star to build any additional processing capacity. Golden Star anticipates it will be completed later in the third quarter of 2018.
Drilling at Prestea
Golden Star drilled on surface and from underground on the Prestea licence area during the second quarter of 2018, completing a total of 1,870 metres.
Drilling at Prestea Underground continued to test the Inferred Mineral Resources along the edges of the West Reef ore body with the objective of Mineral Resource expansion. The Company is planning to begin step out drilling to the north of the West Reef in the third quarter of 2018 to test the potential down plunge extension of the deposit, once drilling chambers have been established. Golden Star believes the West Reef is larger than the current estimate suggests.
Drilling at the South Gap target, between the two historic underground shafts (Bondaye and Tuapim) was completed during the second quarter of 2018. The South Gap is one of the five new potential underground targets that Golden Star outlined in its 2018 exploration strategy. The Company expects to release the results of the drilling at Prestea Underground and the South Gap during the third quarter of 2018.

WASSA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, the Company owns and operates the Wassa Complex. Wassa is located in the southwestern region of Ghana, approximately 35 kilometers northeast of the town of Tarkwa. In 2017, Golden Star operated the Wassa Main Pit (an open pit operation) and Wassa Underground (an underground operation). As of February 1, 2018 Wassa became an underground-only operation. Wassa has a non-refractory processing plant (the “Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. In 2017, ore from both the Wassa Main Pit and Wassa Underground was processed at the Wassa processing plant, however from late 2018 it is expected to process primarily underground ore.

		Three Months Ended June 30,		Six Months Ended June 30,
		2018	2017	2018	2017
WASSA FINANCIAL RESULTS
Revenue	$'000	48,588	$38,942	93,940	$76,192

Mine operating expenses	$'000	21,952	28,408	43,178	56,633
Severance charges	$'000	1,576	—	4,970	954
Royalties	$'000	2,517	2,024	4,883	3,937
Operating costs from metals inventory	$'000	1,374	2,948	4,625	4,430
Inventory net realizable value adjustment and write-off	$'000	3,103	1,299	3,103	1,804
Cost of sales excluding depreciation and amortization	$'000	30,522	34,679	60,759	67,758
Depreciation and amortization	$'000	5,581	4,827	11,189	10,131
Mine operating margin/(loss)	$'000	12,485	(564)	21,992	(1,697)

Capital expenditures	$'000	7,881	3,611	14,487	6,644

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	—	322,705	54,281	684,929
Ore mined - Underground	t	238,953	143,702	452,345	297,564
Ore mined - Total	t	238,953	466,407	506,626	982,493
Waste mined - Main Pit	t	—	1,647,798	72,538	3,556,623
Waste mined - Underground	t	73,122	28,826	146,650	82,943
Waste mined - Total	t	73,122	1,676,624	219,188	3,639,566
Ore processed - Main Pit	t	140,517	490,159	356,069	991,527
Ore processed - Underground	t	235,415	145,016	448,807	300,399
Ore processed - Total	t	375,932	635,175	804,876	1,291,926
Grade processed - Main Pit	g/t	0.72	1.23	0.83	1.25
Grade processed - Underground	g/t	4.99	3.02	4.78	2.73
Recovery	%	96.1	94.6	95.7	93.8
Gold produced - Main Pit	oz	3,013	18,873	9,005	38,740
Gold produced - Underground	oz	35,519	13,288	65,033	24,769
Gold produced - Total	oz	38,532	32,161	74,038	63,509
Gold sold - Main Pit	oz	2,730	18,697	9,070	38,747
Gold sold - Underground	oz	35,519	13,288	65,033	24,769
Gold sold - Total	oz	38,249	31,985	74,102	63,516

Cost of sales per ounce[1]	$/oz	944	1,235	971	1,226
Cash operating cost per ounce[1]	$/oz	610	980	645	961
1 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended June 30, 2018 compared to the three months ended June 30, 2017
Production
Gold production from Wassa was 38,532 ounces for the second quarter of 2018, a 20% increase from the 32,161 ounces produced during the same period in 2017. This increase in production was primarily due to higher gold production from the Wassa Underground Mine as its grade and tonnes mined improved. As of February 1, 2018 Wassa became an underground-only mining operation, however, 136,979 tonnes of stockpiled ore was processed throughout the quarter.
Wassa Underground
Wassa Underground produced 35,519 ounces of gold (or approximately 92% of Wassa's total production) in the second quarter of 2018, compared to 13,288 ounces in the same period in 2017 (or approximately 41% of Wassa's total production). This 167% increase in production was primarily related to increased grade and ore tonnes mined, resulting from productivity improvements. The underground ore grade increased by 65% to 4.99 g/t Au compared to the same period in 2017 as mining was focused solely on the B-Shoot zone where larger stopes and higher grade areas were accessed. Mining rates at Wassa Underground also increased to approximately 2,655 tonnes per day ("tpd") on average in the second quarter of 2018 compared to approximately 1,600 tpd in the same period in 2017. Underground ore processed increased 62% in the second quarter of 2018 to 235,415 tonnes compared to the same period in 2017.
Wassa Main Pit
Wassa Main Pit produced 3,013 ounces in the second quarter of 2018, compared to 18,873 ounces in the same period in 2017. This decrease in production is a result of the planned transition into an underground-only mine, as mining operations have reached the bottom of the Cut 2 pushback. Mining ceased from the Wassa Main Pit in January 2018 as planned, however stockpiled ore is expected to be fed to the processing plant until the third quarter of 2018.
Gold revenue
Gold revenue for the second quarter of 2018 was $48.6 million, an increase of 25% from $38.9 million in the same period in 2017 due mainly to an increase in gold sold and average realized gold price. Gold sold increased 20% to 38,249 ounces for the second quarter of 2018, compared to 31,985 ounces in the same period in 2017. The increase was primarily a result of increased gold production from Wassa Underground. The average realized gold price increased 4% to $1,270 per ounce for the second quarter of 2018, compared to $1,218 per ounce in the same period in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $30.5 million for the second quarter of 2018, compared to $34.7 million for the same period in 2017. The decrease was due primarily to a 23% decrease in mine operating expenses resulting from a decrease in total tonnes mined, as Wassa has fully transitioned into an underground-only mine. Additionally, operating costs from metals inventory decreased due to a lower drawdown of stockpiles in the period compared to prior year. These decreases were partially offset by increases in severance charges related to the suspension of the Wassa surface mining operation and an increase in royalty expense due to higher gold sales.
Depreciation and amortization
Depreciation and amortization increased to $5.6 million for the second quarter of 2018, compared to $4.8 million for the same period in 2017 due mainly to an increase in gold production and mining interests.
Costs per ounce
Cost of sales per ounce decreased 24% to $944 for the second quarter of 2018 from $1,235 in the same period in 2017. Cash operating cost per ounce decreased 38% to $610 from $980 for the same period in 2017. The lower costs per ounce in the second quarter of 2018 as compared to the same period in 2017 were primarily a result of a decrease in mine operating expenses and an increase in gold sold.
Capital expenditures
Capital expenditures for the second quarter of 2018 totaled $7.9 million compared with $3.6 million during the same period in 2017. The increase in capital expenditures is due primarily to an increase of $3.5 million in capitalized development, mobile equipment and underground heavy equipment costs related to facilitating increased mining rates during the period. In addition, an increase of $0.8 million in exploration costs were incurred compared to the same period in 2017 related to phase one deep drilling at Wassa Underground.

For the six months ended June 30, 2018 compared to the six months ended June 30, 2017
Production
Gold production from Wassa was 74,038 ounces for the six months ended June 30, 2018, a 17% increase from the 63,509 ounces produced during the same period in 2017. This increase in production was primarily due to the Wassa Underground Mine as its grade and tonnes mined improved. As of February 1, 2018 Wassa became an underground-only mining operation, however, stock piled ore continued to be processed throughout the period.
Wassa Underground
Wassa Underground produced 65,033 ounces of gold (or approximately 88% of Wassa's total production) for the six months ended June 30, 2018, compared to 24,769 ounces in the same period in 2017 (or approximately 39% of Wassa's total production). This 163% increase in production was primarily related to increased grade and tonnes mined, resulting from productivity improvements. The underground ore grade increased by 75% to 4.78 g/t Au compared to the same period in 2017 as mining was focused solely on the B-Shoot zone where larger stopes and higher grade areas were accessed. Mining rates at Wassa Underground also increased to approximately 2,500 tpd on average for the six months ended June 30, 2018 compared to approximately 1,600 tpd in the same period in 2017. Ore processed increased 49% for the six months ended June 30, 2018 to 448,807 tonnes compared to the same period in 2017.
Wassa Main Pit
Wassa Main Pit produced 9,005 ounces for the six months ended June 30, 2018, compared to 38,740 in the same period in 2017. This decrease in production is a result of the planned transition into an underground-only mine, as mining operations have reached the bottom of the Cut 2 pushback. Mining ceased from the Wassa Main Pit in January 2018 as planned, however stockpiled ore is expected to be fed to the processing plant until the fourth quarter of 2018.
Gold revenue
Gold revenue for the six months ended June 30, 2018 was $93.9 million an increase of 23% from $76.2 million in the same period in 2017 due mainly to an increase in gold sold and average realized gold price. Gold sold increased 17% to 74,102 ounces for the six months ended June 30, 2018 compared to 63,516 ounces in the same period in 2017. The increase was primarily a result of increased gold production from Wassa Underground. The average realized gold price increased 6% to $1,268 per ounce for the six months ended June 30, 2018 compared to $1,200 per ounce in the same period in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $60.8 million for the six months ended June 30, 2018 compared to $67.8 million for the same period in 2017. The decrease was due primarily to a 24% decrease in mine operating expenses resulting from a decrease in total tonnes mined, as Wassa transitioned into an underground-only mine at the end of January 2018. This decrease was partially offset by increases in severance charges related to the suspension of the Wassa surface mining operation, increased royalty expense due to higher gold sales and an increase in inventory net realizable adjustment and write-offs.
Depreciation and amortization
Depreciation and amortization expense increased to $11.2 million for the six months ended June 30, 2018 compared to $10.1 million in the same period in 2017 due mainly to an increase in gold production and mining interests.
Costs per ounce
Cost of sales per ounce decreased 21% to $971 for the six months ended June 30, 2018 compared to $1,226 in the same period in 2017. Cash operating cost per ounce decreased 33% to $645 from $961 in the same period in 2017. The lower costs per ounce for the six months ended June 30, 2018 as compared to the same period in 2017 was primarily a result of a decrease in mine operating expenses and an increase in gold sold.
Capital expenditures
Capital expenditures for the six months ended June 30, 2018 totaled $14.5 million compared to $6.6 million during the same period in 2017. The increase in capital expenditures is due primarily to an increase of $6.1 million in capitalized development, mobile equipment and underground heavy equipment costs related to facilitating increased mining rates during the period. In addition, an increase of $1.8 million in exploration costs were incurred compared to the same period in 2017 related to phase one deep drilling at Wassa Underground, intended to further assess the B Shoot and F Shoot down plunge extensions.

PRESTEA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Prestea Complex located near the town of Prestea, Ghana. The Prestea complex consists of Prestea Underground (an underground operation), the Prestea Open Pits (neighboring open pits formed from oxide deposits) and associated support facilities. Prestea has a CIL processing facility with capacity of up to 1.5 million tonnes per annum, located 14 km away at Bogoso, which is suitable for treating non-refractory gold ore (the “non-refractory plant”). Ore from both Prestea Underground and the Prestea Open Pits is processed in the non-refractory plant. The Prestea Underground Mine achieved commercial production on February 1, 2018.

		Three Months Ended June 30,		Six Months Ended June 30,
		2018	2017	2018	2017
PRESTEA FINANCIAL RESULTS
Revenue	$'000	28,533	38,393	54,000	69,688

Mine operating expenses	$'000	23,504	20,860	46,424	37,688
Royalties	$'000	1,483	2,194	2,947	3,804
Operating costs from/(to) metals inventory	$'000	2,134	(2,560)	5,924	(2,671)
Inventory net realizable value adjustment and write-off	$'000	74	—	1,237	—
Cost of sales excluding depreciation and amortization	$'000	27,195	20,494	56,532	38,821
Depreciation and amortization	$'000	3,654	4,066	6,267	7,201
Mine operating (loss)/margin	$'000	(2,316)	13,833	(8,799)	23,666

Capital expenditures	$'000	2,305	14,696	7,281	28,366

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	45,547	351,860	274,255	692,399
Ore mined - Underground	t	31,373	6,134	63,819	7,189
Ore mined - Total	t	76,920	357,994	338,074	699,588
Waste mined - Open pits	t	146,316	955,691	652,313	1,538,753
Waste mined - Underground	t	—	5,637	2,211	13,675
Waste mined - Total	t	146,316	961,328	654,524	1,552,428
Ore processed	t	373,599	370,928	750,737	759,459
Grade processed - Open pits	g/t	2.33	3.15	1.84	2.72
Grade processed - Underground	g/t	13.56	3.67	10.58	3.67
Recovery	%	88.0	88.4	88.0	88.6
Gold produced - Open pits	oz	10,214	31,689	24,843	58,135
Gold produced - Underground	oz	12,463	325	19,944	325
Gold produced - Total	oz	22,677	32,014	44,787	58,460
Gold sold - Open pits	oz	9,847	31,294	24,873	57,907
Gold sold - Underground	oz	12,463	325	19,944	325
Gold sold - Total	oz	22,310	31,619	44,817	58,232

Cost of sales per ounce [1]	$/oz	1,383	785	1,468	795
Cash operating cost per ounce [1]	$/oz	1,149	585	1,224	605
1 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended June 30, 2018 compared to the three months ended June 30, 2017
Production
Gold production from Prestea was 22,677 ounces in the second quarter of 2018, a 29% decrease from the 32,014 ounces produced during the same period in 2017. This decrease in production was due primarily to the planned reduction from the Prestea Open Pits and the slower than expected ramp up at the Prestea Underground Mine.
Prestea Open Pits
The Prestea Open Pits produced 10,214 ounces in the second quarter of 2018, compared to 31,689 ounces in the same period in 2017. This decrease in production was planned, as the Prestea Open Pits were expected to complete gold production at the end of 2017. Mining has continued into the second quarter of 2018 with additional ore being sourced from the pits close to Prestea and Mampon. Processing of stockpiled ore is expected to continue into the fourth quarter of 2018.
Prestea Underground
Prestea Underground declared commercial production on February 1, 2018 and produced 12,463 ounces in the second quarter of 2018, compared to 325 ounces in the same period in 2017. Grade and production improved in the second quarter of 2018, increasing 65% and 67%, respectively, compared to the first quarter of 2018 and marked the first time that the underground produced more gold than the open pits. Despite the ramp up being slower than expected, the mining team continues to strengthen the mining sequence and adjust drill design patterns, raise layouts and stope ventilation and performance is expected to continue to improve.
Gold revenue
Gold revenue for the second quarter of 2018 was $28.5 million, a decrease of 26% from $38.4 million in the same period of 2017 due mainly to a decrease in gold sales, offset partially by an increase in average realized gold price. Gold sold decreased 29% to 22,310 ounces for the second quarter of 2018, compared to 31,619 ounces in the same period of 2017. The decrease was primarily a result of a decrease in gold production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. The realized average gold price increased 4% to $1,279 per ounce for the second quarter of 2018, compared to $1,227 per ounce for the same period in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $27.2 million for the second quarter of 2018, compared to $20.5 million for the same period in 2017. The increase was due primarily to a $4.7 million increase in operating costs from metals inventory, as ore stockpiles were drawn down to minimize lost production related to the slower than expected Prestea Underground ramp up. Additionally, there was a 13% increase in mine operating expenses due to the addition of Prestea Underground mining costs that were capitalized in the same period in 2017. Offsetting these increases was a 32% decrease in royalties due to lower gold sales in the period.
Depreciation and amortization
Depreciation and amortization expense decreased to $3.7 million for the second quarter of 2018, compared to $4.1 million for the same period in 2017 due mainly to a decrease in gold production, offset partially by the commencement of depreciation of Prestea Underground assets as commercial production was achieved on February 1, 2018.
Costs per ounce
Cost of sales per ounce increased 76% to $1,383 for the second quarter of 2018 from $785 in the same period in 2017. Cash operating cost per ounce increased 96% to $1,149 from $585 for the same period in 2017. The increase in costs per ounce was primarily due to the increase in operating costs from metals inventory and mine operating expenses in the period and the decrease in ounces sold in the second quarter of 2018 compared to the same period in 2017.
Capital expenditures
Capital expenditures for the second quarter of 2018 totaled $2.3 million compared to $14.7 million incurred during the same period in 2017. The decrease relates primarily to a $10.1 million decrease in development expenditures and $1.3 million decrease in capitalized borrowing costs relating to the Prestea Underground Mine which achieved commercial production on February 1, 2018. In addition, there was a $1.0 million decrease in capital expenditure related to the Prestea Open Pits and Mampon, as some of these deposits ceased production by the end of 2017.

For the six months ended June 30, 2018 compared to the six months ended June 30, 2017
Production
Gold production from Prestea was 44,787 ounces for the six months ended June 30, 2018, a 23% decrease from the 58,460 ounces produced during the same period in 2017. This decrease in production was due primarily to the planned reduction from the Prestea Open Pits and the slower than expected ramp up at the Prestea Underground Mine.
Prestea Open Pits
The Prestea Open Pits produced 24,843 ounces for the six months ended June 30, 2018, compared to 58,135 ounces in the same period in 2017. This decrease in production was planned, as the Prestea Open Pits were expected to complete gold production at the end of 2017. Mining has continued into the second quarter of 2018 with additional ore being sourced from the pits close to Prestea and Mampon. Processing of stockpiled ore is expected to continue until the fourth quarter of 2018.
Prestea Underground
Prestea Underground declared commercial production on February 1, 2018 and produced 19,944 ounces for the six months ended June 30, 2018, compared to 325 ounces in the same period in 2017. Production improved in the second quarter of 2018, increasing 67% from the previous quarter, however, challenges with blasting have continued to impact the ramp up. The mining team continues to strengthen the mining sequence and adjust drill design patterns, raise layouts and stope ventilation and performance is expected to improve.
Gold revenue
Gold revenue for the six months ended June 30, 2018 was $54.0 million a decrease of 23% from $69.7 million in the same period in 2017 due mainly to a decrease in gold sales, offset partially by an increase in average realized gold price. Gold sold decreased 23% to 44,817 ounces for the six months ended June 30, 2018 compared to 58,232 ounces in the same period in 2017. The decrease was primarily a result of a decrease in gold production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. The realized average gold price increased 5% to $1,263 per ounce for the six months ended June 30, 2018, compared to $1,203 per ounce for the same period in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $56.5 million for the six months ended June 30, 2018 compared to $38.8 million for the same period in 2017. The increase was due primarily to an $8.6 million increase in operating costs from metals inventory, as ore stockpiles were drawn down to minimize lost production related to the slower than expected Prestea Underground ramp up and the planned reduction from the Prestea Open Pits. Additionally, there was a 23% increase in mine operating expenses due to the addition of Prestea Underground mining costs that were capitalized in the same period in 2017. Offsetting these increases was a 23% decrease in royalties due to lower gold sales in the period.
Depreciation and amortization
Depreciation and amortization expense decreased to $6.3 million for the six months ended June 30, 2018, compared to $7.2 million for the same period in 2017 due mainly to a decrease in gold production, offset partially by the commencement of depreciation of Prestea Underground assets as commercial production was achieved on February 1, 2018.
Costs per ounce
Cost of sales per ounce increased 85% to $1,468 for the six months ended June 30, 2018, compared to $795 for the same period in 2017. Cash operating cost per ounce increased 102% to $1,224 for the six months ended June 30, 2018 compared to $605 for the same period in 2017. The increase in costs per ounce was primarily due to the increase in operating costs from metals inventory and mine operating expenses in the period and the decrease in ounces sold for the six months ended June 30, 2018 compared to the same period in 2017.
Capital expenditures
Capital expenditures for the six months ended June 30, 2018 totaled $7.3 million compared to $28.4 million incurred during the same period in 2017. The decrease relates primarily to a $16.2 million decrease in development expenditures and a $1.6 million decrease in capitalized borrowing costs relating to the Prestea Underground Mine which achieved commercial production on February 1, 2018. In addition, there was a $3.7 million decrease in capital expenditure related to the Prestea Open Pits and Mampon, as some of these deposits ceased production by the end of 2017. Partially offsetting these decreases was a $0.4 million increase in exploration drilling expenditures, which had the objective of extending the West Reef and the Main Reef ore bodies.

SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Revenues	$77,121	$70,819	$81,845	$87,772	$77,335	$68,545	$53,255	$55,511
Cost of sales excluding depreciation and amortization	57,717	59,574	66,401	53,502	55,173	51,406	43,994	44,608
Net (loss)/income	(7,560)	(395)	13,825	13,703	13,681	(250)	2,551	(23,792)
Net (loss)/income attributable to shareholders of Golden Star	(6,642)	1,015	12,601	12,117	13,883	170	3,446	(23,110)
Adjusted net income/(loss) attributable to Golden Star shareholders[1]	2,408	(1,409)	15,151	19,827	7,703	3,411	64	1,148
Net (loss)/income per share attributable to Golden Star shareholders - basic	(0.02)	0.00	0.03	0.03	0.04	0.00	0.01	(0.07)
Net (loss)/income per share attributable to Golden Star shareholders - diluted	(0.02)	(0.01)	0.03	0.03	0.02	0.00	0.01	(0.07)
Adjusted income per share attributable to Golden Star shareholders - basic[1]	0.01	0.00	0.04	0.05	0.02	0.01	0.00	0.00
1 See "Non-GAAP Financial Measures" section for a reconciliation of adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders to net (loss)/income attributable to Golden Star shareholders.
LIQUIDITY AND FINANCIAL CONDITION
The Company held $21.9 million in cash and cash equivalents as at June 30, 2018, down from $27.8 million at December 31, 2017. During the six months ended June 30, 2018, operations provided $6.4 million, investing activities used $20.7 million and financing activities provided $8.4 million of cash.
Before working capital changes, operations provided $11.1 million of operating cash flow during the first half of 2018, compared to $31.9 million in the same period in 2017. Cash provided by operations decreased primarily due to a $10.0 million decrease in advance payments from RGLD as the full $145.0 million in advance payments under the Streaming Agreement were received by January 2017 and a decline in mine operating margin.
Working capital used $4.7 million during the first half of 2018, compared to $11.4 million in the same period in 2017. The working capital changes in the first half of 2018 included an $11.9 million decrease in accounts payable and accrued liabilities, and a $1.0 million increase in accounts receivable, offset by a $7.7 million decrease in inventory, and a $0.5 million decrease in prepaids and other.
Investing activities used $20.7 million during the first half of 2018, which included $5.7 million on the development of the Prestea Underground Mine, $8.8 million on the development of the Wassa Underground Mine, $3.8 million exploration drilling and $2.4 million on equipment purchases.
Financing activities provided $8.4 million cash in the first half of 2018 compared to $19.6 million in the same period in 2017. Financing activities for the first half of 2018 included gross proceeds of $15.0 million from the Ecobank Loan III, $20.0 million from Ecobank Loan IV which was used to repay the $20.0 million Royal Gold loan, and $6.6 million principal repayments on other debt.
LIQUIDITY OUTLOOK
As at June 30, 2018, the Company had $21.9 million in cash and a working capital deficit of $81.3 million compared to $27.8 million in cash and a working capital deficit of $61.6 million at December 31, 2017. The Company has completed the development of the Wassa Underground Mine and the Prestea Underground Mine, from which the Company expects to generate operating margins in the future. In order to generate cash flow from operations, the Company has to incur mine operating costs, a 5% royalty to the Government of Ghana, reclamation expenditures at the properties it operates and corporate general and administration expenditures.
The Company's debt repayment and servicing obligations are expected to approximate $18.9 million for the remainder of 2018. Severance payments of approximately $5.5 million are expected to be paid in the remainder of 2018 as a result of a reduction in surface mining operations at Prestea. At the end of the six months ended June 30, 2018 the majority of the severance payments related to the suspension of the Wassa surface mining operation had been completed. In addition, the Company expects to incur $11.5 million for the settlement of vested performance share units.

On June 28, 2018, Golden Star (Wassa) Limited ("GWSL"), a subsidiary of Golden Star, closed a $20.0 million secured loan facility (the "Facility") with Ecobank Ghana Limited. The Company used the Facility to repay in full its existing $20.0 million medium term loan facility with Royal Gold, Inc. There are no prepayment penalties associated with the Facility. The Facility is repayable within 60 months of initial drawdown. Interest on amounts drawn under the Facility is payable monthly in arrears at an interest rate equal to three month LIBOR plus a spread of 7.5% per annum.
On August 1, 2018 the Company announced that, subject to shareholder approval, La Mancha Holding S.à r.l. ("La Mancha"), a Luxembourg-based private gold investment company, agreed to invest approximately $125.7 million cash into Golden Star through a private placement for 163,210,500 Golden Star common shares, representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment.
Proceeds of the transaction are expected to be used for the following:

•	To accelerate underground development and production at the Wassa Underground Gold Mine and the Prestea Underground Gold Mine

•	To accelerate exploration and Mineral Reserve definition drilling at Wassa Underground, Prestea Underground and the Father Brown satellite deposit

•	To fast track the necessary studies and development of the southern portion of the Wassa Underground deposit

•	Potential future acquisitions and general corporate purposes
Based on the Company's cash balance together with the operating cash flow that the Company anticipates generating and the proceeds of the private placement, the Company expects to have sufficient cash available to support its operations and mandatory expenditures for the next twelve months. However, operating cash flow may decline in certain circumstances, most of which are beyond the Company’s control, such as decreases in gold prices or increases in the cost of raw materials and inputs used by the Company to produce gold.
TABLE OF CONTRACTUAL OBLIGATIONS
As at June 30, 2018 the Company is contractually committed to the following:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$83,762	$—	$—	$—	$83,762
Debt [1]	25,761	52,054	40,138	—	117,953
Other liability	17,940	—	—	—	17,940
Interest on long term debt	8,344	12,385	3,164	—	23,893
Purchase obligations	12,249	—	—	—	12,249
Rehabilitation provisions[2]	7,654	32,053	23,278	11,242	74,227
Total	$155,710	$96,492	$66,580	$11,242	$330,024

[1]	Includes the outstanding repayment amounts from the 7% Convertible Debentures maturing on August 15, 2021, the Ecobank Loan III, the Ecobank Loan IV, the finance leases and the vendor agreement.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three and six months ended June 30, 2018 and 2017 other than compensation of key management personnel which is presented in Note 19 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and 2017. Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are made on terms equivalent to those prevailing in an arm's length transaction.
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.

NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net (loss)/income attributable to Golden Star shareholders", "adjusted (loss)/income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.

The table below reconciles consolidated cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Cost of sales excluding depreciation and amortization	$57,717	$55,173	$117,291	$106,579
Depreciation and amortization	9,235	8,893	17,456	17,332
Cost of sales	$66,952	$64,066	$134,747	$123,911

Cost of sales excluding depreciation and amortization	$57,717	$55,173	$117,291	$106,579
Severance charges	(1,576)	—	(4,970)	(954)
Royalties	(4,000)	(4,218)	(7,830)	(7,741)
Inventory net realizable value adjustment and write-off	(3,177)	(1,299)	(4,340)	(1,804)
Cash operating costs	$48,964	$49,656	$100,151	$96,080
Royalties	4,000	4,218	7,830	7,741
Inventory net realizable value adjustment and write-off	3,177	1,299	4,340	1,804
Accretion of rehabilitation provision	131	311	345	622
General and administrative costs, excluding share-based compensation	3,689	3,226	7,436	6,503
Sustaining capital expenditures	6,913	2,045	10,491	4,819
All-in sustaining costs	$66,874	$60,755	$130,593	$117,569

Ounces sold [1]	60,559	63,279	116,870	121,423

Cost of sales per ounce	$1,106	$1,012	$1,153	$1,020
Cash operating cost per ounce	$809	$785	$857	$791
All-in sustaining cost per ounce	$1,104	$960	$1,117	$968
1 Ounces sold used in the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce excludes pre-commercial production ounces sold at Prestea Underground during the period.

The tables below reconcile cost of sales excluding depreciation and amortization to cash operating cost per ounce for each of the operating mines:

	Three Months Ended June 30, 2018
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$30,522	$27,195	$57,717
Depreciation and amortization	5,581	3,654	9,235
Cost of sales	$36,103	$30,849	$66,952

Cost of sales excluding depreciation and amortization	$30,522	$27,195	$57,717
Severance charges	(1,576)	—	(1,576)
Royalties	(2,517)	(1,483)	(4,000)
Inventory net realizable value adjustment and write-off	(3,103)	(74)	(3,177)
Cash operating costs	$23,326	$25,638	$48,964

Ounces sold	38,249	22,310	60,559

Cost of sales per ounce	$944	$1,383	$1,106
Cash operating cost per ounce	$610	$1,149	$809

	Six Months Ended June 30, 2018
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$60,759	$56,532	$117,291
Depreciation and amortization	11,189	6,267	17,456
Cost of sales	$71,948	$62,799	$134,747

Cost of sales excluding depreciation and amortization	$60,759	$56,532	$117,291
Severance charges	(4,970)	—	(4,970)
Royalties	(4,883)	(2,947)	(7,830)
Inventory net realizable value adjustment and write-off	(3,103)	(1,237)	(4,340)
Cash operating costs	$47,803	$52,348	$100,151

Ounces sold [1]	74,102	42,768	116,870

Cost of sales per ounce	$971	$1,468	$1,153
Cash operating cost per ounce	$645	$1,224	$857
1 Ounces sold used in the calculation of cost of sales per ounce and cash operating cost per ounce excludes 2,049 pre-commercial production ounces sold at Prestea Underground in January 2018.

	Three Months Ended June 30, 2017
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$34,679	$20,494	$55,173
Depreciation and amortization	4,827	4,066	8,893
Cost of sales	$39,506	$24,560	$64,066

Cost of sales excluding depreciation and amortization	$34,679	$20,494	$55,173
Royalties	(2,024)	(2,194)	(4,218)
Metals inventory net realizable value adjustment	(1,299)	—	(1,299)
Cash operating costs	$31,356	$18,300	$49,656

Ounces sold [1]	31,985	31,294	63,279

Cost of sales per ounce	$1,235	$785	$1,012
Cash operating cost per ounce	$980	$585	$785

	Six Months Ended June 30, 2017
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$67,758	$38,821	$106,579
Depreciation and amortization	10,131	7,201	17,332
Cost of sales	$77,889	$46,022	$123,911

Cost of sales excluding depreciation and amortization	$67,758	$38,821	$106,579
Severance charges	(954)	—	(954)
Royalties	(3,937)	(3,804)	(7,741)
Metals inventory net realizable value adjustment	(1,804)	—	(1,804)
Cash operating costs	$61,063	$35,017	$96,080

Ounces sold [1]	63,516	57,907	121,423

Cost of sales per ounce	$1,226	$795	$1,020
Cash operating cost per ounce	$961	$605	$791
1 Ounces sold used in the calculation of cost of sales per ounce and cash operating cost per ounce excludes 325 pre-commercial production ounces sold at Prestea Underground in the second quarter of 2017.
"Cash provided by operations before working capital changes" is calculated by subtracting the "changes in working capital" from "net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share - basic" is "Cash provided by operations before working capital changes" divided by the basic weighted average number of shares outstanding for the period.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month's values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net income attributable to Golden Star shareholders
The table below shows the reconciliation of net (loss)/income attributable to Golden Star shareholders to adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net (loss)/income attributable to Golden Star shareholders	$(6,642)	$13,883	$(5,627)	$14,053
Add back/(deduct):
Share-based compensation expenses/(recovery)	3,220	(1,273)	582	3,442
Loss/(gain) on fair value of financial instruments	1,301	(4,907)	(4,141)	(7,405)
Loss on conversion of 7% Convertible Debentures	—	—	—	165
Severance charges	1,576	—	4,970	954
Gain on reduction of asset retirement obligations	(327)	—	(1,121)	—
Income tax expense on previously unrecognized deferred tax asset	3,783	—	6,674	—
	2,911	7,703	1,337	11,209
Adjustments attributable to non-controlling interest	(503)	—	(1,052)	(95)
Adjusted net income attributable to Golden Star shareholders	$2,408	$7,703	$285	$11,114

Adjusted income per share attributable to Golden Star shareholders - basic	$0.01	$0.02	$0.00	$0.03
Weighted average shares outstanding - basic (millions)	380.8	376.2	380.9	367.7
The Company uses “Adjusted net income attributable to Golden Star shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net income attributable to Golden Star Shareholders. Consequently, the presentation of adjusted net income attributable to Golden Star Shareholders enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.
“Adjusted net income attributable to Golden Star shareholders” is calculated by adjusting net income attributable to Golden Star shareholders for share-based compensation expenses, gain on fair value of financial instruments, loss on conversion of 7% Convertible Debentures, severance charges, gain on reduction of asset retirement obligations and income tax expense on previously unrecognized deferred tax assets. “Adjusted income per share attributable to Golden Star shareholders” for the period is “Adjusted net income attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.
Adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

OUTSTANDING SHARE DATA
As of July 31, 2018, there were 380,824,555 common shares of the Company issued and outstanding, 17,550,783 stock options outstanding, 5,234,742 deferred share units outstanding, 4,093,911 share units of 2017 PRSUs outstanding and 7% Convertible Debentures which are convertible into an aggregate of 57,220,000 common shares.
CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130.0 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD, a wholly-owned subsidiary of RGI. The Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15.0 million of streaming advance payment. As discussed in Note 3A of the three and six months ended June 30, 2018 Condensed Interim Consolidated Financial Statements, there is a variable component involved in accounting for the deferred revenue associated with the Streaming Agreement. This variability is subject to retroactive adjustment when there is a significant change in the timing and quantity of ounces to be delivered over the term of the Streaming Agreement. Significant judgment is required in determining the expected delivery of ounces over the term of the Streaming Agreement and their associated cash flows. In undertaking this review management of the Company is required to make significant estimates of, amongst other things, discount rates, future production volumes, metal prices and reserve and resource quantities. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the deferred revenue recorded related to the Streaming Agreement. There were no retroactive adjustments recorded in the three and six months ended June 30, 2018 with the exception of the initial adjustment to adopt IFRS 15 recorded in the first quarter of 2018 as discussed in Note 3A of the three and six months ended June 30, 2018 Condensed Interim Consolidated Financial Statements.
The judgments, estimates and assumptions discussed above reflect updates from the 2017 Annual Financial Statements. For a full list of judgments, estimates and assumptions please refer to Note 4 of the 2017 Annual Financial Statements.
CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.
IFRS 2 Share-based payments was amended to address (i) certain issues related to the accounting for cash settled awards, and (ii) the accounting for equity settled awards that include a "net settlement" feature in respect of employee withholding taxes effective for years beginning on or after January 1, 2018. There was no impact to the financial statements on adoption of this standard.
IFRS 9 Financial Instruments was issued in July 2014 and includes (i) a third measurement category for financial assets - fair value through other comprehensive income; (ii) a single, forward-looking "expected loss" impairment model; and (iii) a mandatory effective date of annual periods beginning on or after January 1, 2018. On adoption of this standard, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company's financial assets.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018.
On January 1, 2018, the Company adopted the requirements of IFRS 15 Revenue from Contracts with Customers. As a result, the Company updated its accounting policy for deferred revenue to align with the requirements of IFRS 15. The Company elected to use the modified retroactive approach to initially adopt IFRS 15 which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2018.
Under IFRS 15, deferred revenue consists of: 1) initial cash payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement as defined in Note 10, Deferred Revenue, and 2) a significant financing component of the Company’s Streaming Agreement. Deferred revenue is increased as interest expense is recognized based on the implicit interest rate of the discounted cash flows arising from the expected delivery of ounces under the Company’s Streaming Agreement.
The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Streaming Agreement.
As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on a continuous basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming

Agreement will require an adjustment each time there is a significant change in the underlying gold production profile of a mine. Should a change in the transaction price be necessary, a retroactive adjustment to revenue will be made in the period in which the change occurs, to reflect the updated production profile expected to be delivered under the Streaming Agreement.
The impact of the initial adoption of IFRS 15 was $19.0 million. The adjustment was recorded as an increase to deferred revenue with a corresponding increase to opening deficit.
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2018.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at June 30, 2018	Basis of measurement	Associated risks
Cash and cash equivalents	$21,871	Amortized cost	Interest/Credit/Foreign exchange
Accounts receivable	4,472	Amortized cost	Foreign exchange/Credit
Trade and other payables	74,660	Amortized cost	Foreign exchange/Interest
Finance leases	2,441	Amortized cost	Interest
Ecobank Loan III	22,665	Amortized cost	Interest
Ecobank Loan IV	19,665	Amortized cost	Interest
7% Convertible Debentures	43,521	Amortized cost	Interest
Vendor agreement	19,863	Amortized cost	Interest/Foreign exchange
Long term derivative liability	6,822	Fair value through profit and loss	Market price
Amortized cost - Cash and cash equivalents, accounts receivable, trade and other payables, the 7% Convertible Debentures, the Ecobank Loan III, the Ecobank Loan IV, the vendor agreement and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the vendor agreement has been discounted to reflect its fair value.
Fair value through profit or loss - The fair value of the long term derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the six months ended June 30, 2018, total gain of $4.1 million was recorded to the statement of operations.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but are not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2017 available on the SEDAR website at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of June 30, 2018, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting.

Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
RISK FACTORS AND ADDITIONAL INFORMATION
Additional information regarding the Company, including the Company's Annual Information Form for the year ended December 31, 2017, is available under the Company's profile on SEDAR at www.sedar.com.